SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			COM/TECH COMMUNICATION TECHNOLOGIES INC
		CENTRAL INDEX KEY:			0000945640
		STANDARD INDUSTRIAL CLASSIFICATION:	SERVICES-MOTION PICTURE & VIDEO
		IRS NUMBER:				133146673
		STATE OF INCORPORATION:			NY
		FISCAL YEAR END:			0630

	FILING VALUES:
		FORM TYPE:		SC 13D
		SEC ACT:
		SEC FILE NUMBER:
		FILM NUMBER:

	BUSINESS ADDRESS:
		STREET 1:		770 LEXINGTON AVENUE
		CITY:			NEW YORK
		STATE:			NY
		ZIP:			10021
		BUSINESS PHONE:		2128262935

	MAIL ADDRESS:
		STREET 1:		770 LEXINGTON AVENUE
		CITY:			NEW YORK
		STATE:			NY
		ZIP:			10021

FILED BY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			ROBERTSON CRAIG D
		CENTRAL INDEX KEY:			1052441
		STANDARD INDUSTRIAL CLASSIFICATION:	 []

	FILING VALUES:
		FORM TYPE:		SC 13D

	BUSINESS ADDRESS:
		STREET 1:		19 ROUTE 23
		CITY:			MONTAGUE
		STATE:			NJ
		ZIP:			07827
		BUSINESS PHONE:		9732938666

	MAIL ADDRESS:
		STREET 2:		19 ROUTE 23
		CITY:			MONTAGUE
		STATE:			NJ
		ZIP:			07827







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                    Com/Tech Communication Technologies, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                       NA
                                    ---------
                                 (CUSIP Number)


                               Craig D. Robertson
                               19 Route 23
                               Montague, NJ  07827
                               (973) 293-8666
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 2, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a-reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

   -------------------                                -----------------------
   CUSIP NO. ---------                                Page ____ of ____ Pages
   -------------------                                -----------------------
- ------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R. S. IDENTIFICATION NO. OF ABOVE PERSON CRAIG D. ROBERTSON, 19 ROUTE 23, MONTAGUE, NJ 07827
     (###-##-####)
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
- ------------------------------------------------------------------------------
3    SEC USE ONLY

- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
        Private Funds
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [  ]
- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
- ------------------------------------------------------------------------------
NUMBER OF           7        SOLE VOTING POWER
SHARES                            186,235 shares
                    ------------------------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER
OWNED BY                          N/A
- ------------------------------------------------------------------------------
EACH                9        SOLE DISPOSITIVE POWER
REPORTING                         N/A
                    ------------------------------------------------------------
PERSON              10       SHARED DISPOSITIVE POWER
WITH                              N/A
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      186,235 shares
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [  ]
- ------------------------------------------------------------------------------




- ------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.02%
- ------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                         IN
- ------------------------------------------------------------------------------

Item 1. Security and Issuer



     This filing relates to the Common Stock of Com/Tech Communication Technologies, Inc.(the "Issuer"). The address of the Issuer's principal executive office is 770 Lexington Avenue, New York, NY 10021.

Item 2. Identity and Background

     (a) - (f)     This statement is being filed by Craig D. Robertson.

                   The principal  business  address is 19 Route 23,
Montague, NJ  07827.   Mr. Robertson is a private investor.

                   During the last five years, Mr. Robertson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been, except as noted below, a party to a civil proceeding of a judicial or administrative body of competent jurisdic-tion and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Robertson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Common Stock of the Issuer purchased by individual private funds.

Item 4. Purpose of Transaction

        The Shares have been acquired for investment purposes.

                   Mr. Robertson does not have any present plans or proposals which may relate to or would result in:

                   (a)  The   acquisition   or  disposition  of  any  additional
securities of the Issuer by any person;

                   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                   (d) Any material change in the present capitalization or dividend policy of the Issuer;

                   (e) Any other material change in the Issuer's business or corporate structure;

                   (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;




                   (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                   (i) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer
                                                                      Power to
                                           Power to Vote               Dispose
                                   ----------------------------     ------------
             No. of Shares         Percentage
             Beneficially Owned    of Class      Sole    Shared     Sole  Shared
             ------------------    ----------    ----    ------     ----  ------
Robertson        186,235              5.02%         -       0          -     0
Transaction

     (c) There have been no transactions effected by Mr. Robertson during the last sixty days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Mr. Robertson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.





Item 7. Material to Be Filed as Exhibits

     None.

Note: Percentage of Class based on the issuer's classes of common stock as of February 18, 1997 as reported on Form 10-QSB and dated February 19, 1997,
SEC File Number 000-26590.


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATE:    January 12, 1998



     /s/ Craig D. Robertson
     ---------------------------------
     SIGNATURE


     ---------------------------------
     SIGNATURE